Exhibit (e)(2)(N)

GFC SUBLEASE AGREEMENT

September 30, 2023

Sublessor: DoubleU Games Co., Ltd.

Sublessee: DoubleDown Interactive Co., Ltd.

SUBLEASE AGREEMENT

[English translation of the Korean original, prepared for reference only. In the event of any discrepancy, the Korean original shall prevail. “(seal)” indicates the place where a corporate seal is affixed in the original.]

•	Sublessor: DoubleU Games Co., Ltd.

•	Sublessee: DoubleDown Interactive Co., Ltd.

The Sublessor and the Sublessee hereby enter into this sublease agreement (the “Agreement”) as follows with respect to the premises described below, which the Sublessor leases from the Lessor (the “Subleased Premises”).

[Description of the Subleased Premises]

Location: Gangnam Finance Center, 152 Teheran-ro (Yeoksam-dong), Gangnam-gu, Seoul (the “Subleased Premises”)

Floor: Part of the 13th floor

Area:

Floor	Exclusive area		Subleased (rentable) area
13F	1,258.62 m2	380.73 pyeong	2,647.5 m2	800.86 pyeong

Article 1 (Sublease Deposit, etc.)

(1) The sublease deposit for the Subleased Premises shall be KRW 983,609,739 (nine hundred eighty-three million six hundred nine thousand seven hundred thirty-nine won). The deposit shall be converted at 4.6% per annum into a deemed rent of KRW 3,770,504 per month (VAT excluded), which shall be billed each month together with the monthly maintenance fees.

Article 2 (Rent, Maintenance Fees, etc.)

(1) The monthly rent for the entire Subleased Premises shall be KRW 98,361,320 (ninety-eight million three hundred sixty-one thousand three hundred twenty won) (VAT excluded).

(2) The monthly maintenance fee shall be KRW 39,946,330 (thirty-nine million nine hundred forty-six thousand three hundred thirty won) (VAT excluded), which includes the basic building maintenance costs for the exclusive area (electricity, water, heating and cooling, etc.) and other costs, and the basic building maintenance costs charged monthly for the common areas (electricity, water, heating and cooling, cleaning, elevator maintenance, disinfection, general administration, repair and maintenance) and other costs.

(3) The Sublessee shall pay the rent and maintenance fees for the current month by the 15th day of each month (or, if the 15th is not a bank business day, by the following business day) into the bank account designated by the Sublessor.

(4) Rent, maintenance fees, etc. for any month that does not commence on the first day or end on the last day of the month, such as the month in which this Agreement is executed or the month in which this Agreement expires or is terminated, shall be calculated on a pro rata daily basis.

(5) Even if the Sublessee fails to move into the Subleased Premises by the commencement date of the sublease term under Article 3(1), the Sublessee shall pay the Sublessor the rent calculated from the commencement date; provided, however, that if the Sublessor fails to deliver the Subleased Premises to the Sublessee by the commencement date for reasons attributable to the Sublessor, rent shall accrue from the date on which the Sublessee actually takes delivery.

(6) In addition to the basic building maintenance fees, the Sublessee shall pay the Sublessor the electricity charges, after-hours electricity charges, heating and cooling charges, etc. incurred in operating any facilities separately added at the Sublessee’s request, in accordance with the method of calculation separately determined by the Sublessor in consultation with the Sublessee, after being notified of the total amount so calculated.

(7) Rent-free periods shall be provided only to the extent that the Sublessor receives the same from GFC (applicable to rent only).

Article 3 (Sublease Term)

(1) The sublease term under this Agreement shall be from October 1, 2023 to September 30, 2028 (five years). Unless either party gives the other party written notice requesting a change in the terms of this Agreement or refusing renewal at least three (3) months before the expiry of the sublease term, this Agreement shall be deemed extended for one (1) year on the same terms.

(2) The Sublessee shall move into the Subleased Premises by the commencement date of the sublease term, except where it has not taken delivery of the Subleased Premises by that date for reasons attributable to the Sublessor.

(3) If the Sublessee has not moved in within two (2) months after the commencement date of the sublease term, the Sublessor may immediately terminate this Agreement (except where the Sublessee has not moved in because it did not take delivery of the Subleased Premises for reasons attributable to the Sublessor).

Article 4 (Adjustment of Rent and Maintenance Fees)

The rent and maintenance fees set out in Article 2 shall be increased by 3% each year; provided, however, that the rate of increase of the deemed rent, rent and maintenance fees may be changed by agreement between the Sublessor and the Sublessee.

Article 5 (Adjustment of Other Charges)

(1) If the Sublessee fails to pay any deemed rent, rent, maintenance fees, etc. that have become due (including unjust enrichment equivalent to rent for any period of unlawful occupation), the Sublessor may at any time apply all or part of any amount received from the Sublessee under this Agreement to the payment of such overdue rent, maintenance fees, etc.

Article 6 (Acts Prohibited to the Sublessee)

The Sublessee shall comply with the rules and regulations on the use and management of the Subleased Premises and their facilities, and shall not engage in any of the following:

1. Bringing into or storing in the Subleased Premises, or elsewhere in the building, flammable, volatile or otherwise dangerous goods or goods harmful to human health;

2. Leaving objects in common areas such as corridors outside the Sublessee’s exclusive area, or installing or posting signs, advertisements, etc. that obstruct common facilities;

3. Bringing in or storing heavy objects exceeding the design load of the building;

4. Bringing in or using heating or cooling equipment other than that approved by the Sublessor;

5. Disorderly conduct, keeping pets other than fish in an aquarium, and any other conduct that causes displeasure or offense to the Sublessor;

6. Damaging, destroying or, without consultation with the Sublessor, altering any structure, fixture or facility within the Subleased Premises;

7. Selling or consuming alcohol, bringing in food from outside, or cooking;

8. Any manufacturing or sales activity in violation of law;

9. Any advertising or other activity that may mislead individuals or groups by exploiting the reputation or credit standing of Gangnam Finance Center; and

10. Any other act that interferes with the maintenance of the Subleased Premises, as separately determined by the Sublessor in consultation with the Sublessee.

Article 7 (Changes relating to the Sublessee)

If there is any material change in the Sublessee’s commercial registration (such as its address, trade name, representative or business purpose) or any change in its business registration, the Sublessee shall notify the Sublessor thereof, and all liability arising from any delay in such notice shall rest with the Sublessee.

Article 8 (Late Payment Interest)

If the Sublessee fails to pay rent, maintenance fees or other charges to the Sublessor by the due date, the Sublessee shall additionally pay late payment damages on the overdue amount at the rate of 15% per annum, calculated on a daily basis from the due date to the actual date of payment.

Article 9 (Sublessor’s Right of Disposal)

(1) The Sublessee may not be relieved of its obligations during the sublease term on the ground that the Sublessee, its legal representative or the person in charge is absent from Korea. If this Agreement terminates while the Sublessee is absent from Korea, the Sublessor may, after notice to the Sublessee, recover possession of the Subleased Premises without judicial proceedings. In such case, the Sublessor may move the Sublessee’s property to an appropriate warehouse for storage, and if the Sublessee has not settled all overdue amounts and makes no request regarding the disposal of its property within one (1) month after termination, the Sublessor may sell such property by an auction procedure determined by the Sublessor.

(2) In any sale by auction under the preceding paragraph, the Sublessor shall have the right to be paid, in priority, the overdue amounts including the costs of transporting and storing such property.

Article 10 (Alterations to the Subleased Premises and Installation of Facilities)

(1) With the prior written consent of the Sublessor, the Sublessee may carry out the following at its own expense; provided, however, that even in such case the Sublessor may manage and supervise the works in order to maintain the uniformity of the building as a whole, with all costs thereof to be borne as mutually agreed between the Sublessor and the Sublessee, and the Sublessor may engage an outside expert to supervise the works and inspect them upon completion, with the costs thereof likewise to be borne as mutually agreed between the Sublessor and the Sublessee:

1. Interior decoration, partitions, attachment of promotional materials, or structural or environmental alterations within the Subleased Premises;

2. Installation, relocation or alteration of power supply (heavy or light current) into the building, telephone lines, water supply and drainage or other facilities;

3. Installation or fixing of safes or other major heavy objects;

4. Installation or attachment of signs and advertisements, and duplication of keys;

5. Installation of heating and cooling equipment.

(2) The Sublessee waives any right to claim reimbursement of beneficial expenses borne by it under paragraph (1) and any right to claim reimbursement of expenses in respect of the Subleased Premises.

(3) Any additional acquisition tax, property tax, other taxes and public charges, insurance premiums, etc. imposed as a result of the installation, expansion, relocation or alteration of facilities or equipment at the Sublessee’s request under paragraph (1) shall be borne by the Sublessee, whether imposed in the name of the Sublessee or in the name of the Sublessor.

Article 11 (Repairs)

(1) If a defect arises in the Subleased Premises due to the willful misconduct or negligence of the Sublessee during use, or if the Sublessee considers it necessary to repair (including painting) the walls, ceilings, floors, etc. of the Subleased Premises, the Sublessee shall consult with the Sublessor in advance, and the resulting repair costs shall be borne by the Sublessee.

(2) In the case of paragraph (1), where the Sublessor considers it unavoidable for the maintenance and preservation of the building as a whole, the Sublessor may itself carry out the necessary repairs or measures; in such case the Sublessor may charge the Sublessee the mutually agreed actual costs, and the Sublessee shall pay the same to the Sublessor.

(3) The Sublessee may not claim reimbursement from the Sublessor of any costs borne by the Sublessee under this Article.

(4) If the Sublessee is unable to use or benefit from the Subleased Premises for the purpose set out in this Agreement due to natural wear or breakdown of the walls, ceilings, floors or other facilities and structures existing at the time of execution of this Agreement, the Sublessor shall repair the same at its own cost and responsibility.

Article 12 (Prohibition of Assignment, Sub-subletting, etc.)

The Sublessee may not assign its rights and obligations under this Agreement to any third party, or sublet all or part of the Subleased Premises, without the prior written consent of the Sublessor.

Article 13 (Restrictions on the Use of the Subleased Premises)

(1) The Sublessee subleases the Subleased Premises for use as an office. The Sublessee may not use the Subleased Premises for any purpose other than the above without the prior written consent of the Sublessor. The Sublessee shall exercise the care of a good manager in using the Subleased Premises, and where the Sublessor restricts use for the maintenance or management of the building, the Sublessor shall consult with the Sublessee in advance and use its best efforts not to interfere with the Sublessee’s business.

(2) The Sublessee shall not establish a residence in the Subleased Premises; provided, however, that with the prior written consent of the Sublessor, the Sublessee may station night-duty personnel on a shift basis.

(3) In principle, the Sublessor suspends the use of the building as a whole and the operation of its facilities on statutory holidays, Saturdays and Sundays, and may also restrict the use of the building or the operation of its facilities on weekdays to the extent necessary for repairs, inspections, etc. of the building. In such case the Sublessor shall notify the Sublessee at least ten (10) business days in advance.

(4) If the Sublessee conducts business outside regular operating hours (weekdays 8:00 a.m. to 6:00 p.m.), heating, cooling and electric power may be supplied at the Sublessee’s request, and the Sublessee shall pay the resulting additional maintenance costs to the Sublessor on the maintenance fee due date; provided, however, that the Sublessor may, after prior notice to the Sublessee, restrict the operation of facilities in the building to the minimum extent for the special management, protection and safety of the Subleased Premises.

Article 14 (Insurance)

(1) If the insurance premiums for the building as a whole increase due to facilities installed by the Sublessee, or by the Sublessor at the Sublessee’s request, the Sublessee shall pay the amount of such increase to the Sublessor.

(2) The Sublessee shall, in its own name and at its own cost, take out all necessary insurance, such as comprehensive movable-property fire insurance and commercial general liability insurance, for the Sublessee’s own facilities and movable property within the Subleased Premises other than those referred to in the preceding paragraph, and shall be solely responsible therefor. If the Sublessee uses gas or other flammable substances in the Subleased Premises, the Sublessee shall take out gas liability insurance, etc. in accordance with the applicable laws and regulations.

Article 15 (Exemptions of the Sublessor)

(1) The Sublessor shall not be liable, internally or externally, for any damage suffered by the Sublessee, its employees or visitors as a result of earthquake, storm or flood, war, riot, labor dispute or any other event constituting force majeure in law or in fact, or any cause not attributable to the Sublessor.

(2) The safety management of the Sublessee’s property (including vehicles parked in the parking lot) shall be the responsibility of the Sublessee, and unless the Sublessee proves that the Sublessor is at fault, the Sublessor shall bear no liability whatsoever for any damage to the Sublessee, including the loss of the Sublessee’s facilities, furniture, fixtures, etc. due to fire, disaster or other accident.

(3) Upon vacating the Subleased Premises following the termination or expiry of this Agreement, the Sublessee may not make any monetary claim whatsoever against the Sublessor, including compensation for intangible goodwill or key money (premium) customary in commercial practice, and the Sublessor shall bear no liability therefor.

(4) In an emergency where there is no time to seek the Sublessee’s prior understanding, or where urgent measures are required for building management, the Sublessor may, without the Sublessee’s approval, unlock or break the lock on the entrance to the Subleased Premises, enter and take the necessary emergency measures, and the Sublessor shall bear no liability for any damage to the Sublessee arising therefrom.

Article 16 (Compensation for Damages)

(1) The Sublessor shall provide the Sublessee with the maximum convenience in using the Subleased Premises, and the Sublessee shall owe the duty of care of a good manager in respect of the Subleased Premises.

(2) If the Sublessee, or its employees, customers or related persons, willfully or negligently damage or destroy the Subleased Premises or any other facility in the building, or cause damage to the life, body or property of the Sublessor, other sublessees or any other third party, the Sublessee shall immediately notify the Sublessor of such fact and restore the damage or compensate therefor; provided, however, that the Sublessee shall not be liable for damage caused by its employees where the Sublessee exercised due care in appointing and supervising such employees, or where the damage would have occurred despite such care. The amount of compensation shall in principle be determined by agreement between the Sublessee and the injured party; if no amicable agreement is reached between them and the injured party claims compensation from the Sublessor, the amount of compensation shall be determined by mutual agreement among the Sublessor, the Sublessee and the injured party, taking into account the circumstances at the time of the claim; provided, however, that in such case the Sublessor’s liability for compensation shall be limited to the liability recognized under law.

(3) The Sublessee shall not be liable, internally or externally, for any damage suffered by the Sublessor, its employees or visitors as a result of earthquake, storm or flood, war, riot, labor dispute or any other event constituting force majeure in law or in fact, or any cause not attributable to the Sublessee.

Article 17 (Sublessor’s Right of Termination)

(1) If any of the following applies to the Sublessee, the Sublessor may immediately terminate this Agreement without demand, and the Sublessee may not claim damages from the Sublessor on account of such termination:

1. The Sublessee’s overdue rent under this Agreement reaches an amount equal to three (3) installments of rent;

2. The sublease deposit has been increased but the Sublessee fails to pay the full amount of the increased deposit to the Sublessor within fourteen (14) days from the due date;

3. The Sublessee’s property is attached on account of other debts; a petition for bankruptcy, corporate reorganization, composition, debt moratorium agreement, etc. is filed by the Sublessee or by a creditor of the Sublessee; or the Sublessor and the Sublessee determine, on reasonable grounds, that a material change in the Sublessee’s assets, credit standing or business has made the continuation of this Agreement difficult;

4. It is confirmed that the Sublessee intentionally forged or altered relevant documents, or submitted false documents, at the time of execution of this Agreement;

5. Where the Sublessee carried out works at its own discretion without consulting the Sublessor in advance, or without obtaining the Sublessor’s prior written approval, regarding the plan for the interior decoration of the Subleased Premises or the method of construction, the Sublessee fails to implement the corrective measures agreed with the Sublessor within fifteen (15) days from the date of the Sublessor’s notice of corrective action; or

6. The Sublessee otherwise fails to perform, or breaches, any of its obligations under this Agreement; provided that this applies only where the Sublessee fails to cure such non-performance within fifteen (15) days after receiving notice thereof from the Sublessor.

(2) Even where this Agreement is terminated under paragraph (1) above, the Sublessee shall pay the Sublessor, as a penalty, an amount equal to the monthly rent and maintenance fees for the remaining sublease term or three (3) months, whichever is shorter.

(3) If any of the following applies to the Sublessor, the Sublessee may immediately terminate this Agreement without demand, and the Sublessor may not claim damages from the Sublessee on account of such termination:

1. The Sublessor’s property is attached on account of other debts; a petition for bankruptcy, corporate reorganization, composition, debt moratorium agreement, etc. is filed by the Sublessor or by a creditor of the Sublessor; or the Sublessor and the Sublessee determine, on reasonable grounds, that a material change in the Sublessor’s assets, credit standing or business has made the continuation of this Agreement difficult;

2. It is confirmed that the Sublessor intentionally forged or altered relevant documents, or submitted false documents, at the time of execution of this Agreement; or

3. The Sublessor otherwise fails to perform, or breaches, any of its obligations under this Agreement; provided that this applies only where the Sublessor fails to cure such non-performance within fifteen (15) days after receiving notice thereof from the Sublessee.

(4) Where this Agreement is terminated under paragraph (3) above, the Sublessor shall pay the Sublessee the penalty set out in Article 17(2) above.

Article 18 (Termination of the Agreement)

(1) This Agreement shall terminate upon the occurrence of any of the following:

1. Expiry of the sublease term or any extended term under this Agreement; or

2. Termination or rescission of this Agreement pursuant to the provisions hereof.

(2) Upon termination of this Agreement, the Sublessor shall have no obligation to pay the Sublessee any necessary expenses, beneficial expenses, key money (premium) or any other similar amount.

Article 19 (Inspection upon Move-in; Surrender and Restoration)

(1) Before moving in, the Sublessee shall inspect the condition of the Subleased Premises, and whether there is any defect, together with the Sublessor.

(2) Upon termination of this Agreement, the Sublessee shall remove all of its belongings and property from the Subleased Premises by the termination date, return to the Sublessor the keys and any other property of the Sublessor and items entrusted to the Sublessee, and surrender the entire Subleased Premises.

(3) If the Sublessee fails to remove its belongings and property by the termination date, the Sublessee shall pay the Sublessor maintenance fees and rent calculated on a daily basis from the date of termination of this Agreement to the date of surrender; provided that if the damage suffered by the Sublessor due to the delayed surrender exceeds such amount, the Sublessee shall additionally compensate the Sublessor for the excess.

(4) If the Sublessee continues to use or occupy the Subleased Premises without surrendering them after the termination of this Agreement, the Sublessor may take measures against the Sublessee such as cutting off electricity or water or closing the entrance, may move the Sublessee’s belongings to a third location, and may take all measures necessary for restoration in accordance with law. All costs arising therefrom shall be borne by the Sublessee.

Article 20 (Governing Law and Jurisdiction)

(1) This Agreement shall be construed and applied in accordance with the laws of the Republic of Korea, and matters not specified in this Agreement or the relevant laws and regulations shall be governed by general commercial practice in the Republic of Korea. In the event of any inconsistency or conflict between the main text of this Agreement and the Special Terms, the Special Terms shall prevail over the main text.

(2) The Seoul Central District Court shall be the court of competent jurisdiction over any dispute arising in connection with this Agreement.

Article 21 (Confidentiality)

The Sublessor and the Sublessee shall not disclose the contents of this Agreement to any third party.

Article 22 (Severability)

Even if any provision of this Agreement is held to be invalid, illegal or unenforceable by any administrative, legislative or judicial body, the validity of the remaining provisions shall not be affected. In such case, the parties shall replace the provision held to be invalid, illegal or unenforceable with an appropriate provision in accordance with the relevant laws and regulations.

IN WITNESS WHEREOF, two (2) originals of this Agreement have been prepared, and the Sublessor and the Sublessee each retain one (1) original.

September 30, 2023

•	Sublessor

DoubleU Games Co., Ltd.

16F, 152 Teheran-ro (Yeoksam-dong, Gangnam Finance Center), Gangnam-gu, Seoul

Representative Director: Kim, Karam (seal)

•	Sublessee

DoubleDown Interactive Co., Ltd.

13F, 152 Teheran-ro (Yeoksam-dong, Gangnam Finance Center), Gangnam-gu, Seoul

Representative Director: Kim, In-keuk (seal)

SPECIAL TERMS

1. The free parking spaces provided to the Sublessee shall be for a total of [13] vehicles.

2. If the Sublessee wishes to install separate heating/cooling equipment within the Subleased Premises, the Sublessee shall obtain the prior written consent of the Sublessor and shall install such equipment within the standards set by the building manager for installation works in the building.

3. Before commencing interior works, the Sublessee shall prepare drawings of the interior decoration and submit them to the Sublessor, and shall commence the works only after obtaining the Sublessor’s prior written approval of the construction plan, the materials to be used and other methods of construction.

4. The Sublessee shall use the parking lot, elevators, cleaning services, safety drills, the 3rd-floor event hall, the staff cafeteria and other building amenities and related matters in accordance with the building management standards determined by the Sublessor. In addition, if any existing tenant or the Sublessor suffers damage as a result of demonstrations, complaints or similar matters related to the Sublessee, the Sublessee shall bear responsibility commensurate therewith.